Mail Stop 3561

November 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. William A. McWhirter II, Chief Financial Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

> **Re: Trinity Industries, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 19, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed July 30, 2009**
> **File No. 001-06903**

Dear Mr. McWhirter:

We have reviewed your response letter dated October 30, 2009 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. William A. McWhirter, CFO
Trinity Industries, Inc.
November 5, 2009
Page 2

Annual Report on Form 10-K for the year ended December 31, 2008

Notes to Consolidated Financial Statements, page 40
Note 4 – Railcar Leasing and Management Service Group

1.   We note your response to our prior comment number two. Please revise the notes
        to the consolidated financial statements in future filings to disclose your
        accounting policy for recognizing rental income from operating leases contracts,
        including contracts which contain non-level fixed rental payments.

                                        ****

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3813 with any other questions.

                                                Sincerely,

                                                Linda Cvrkel
                                                Branch Chief